UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 2024

Commission File Number: 001-40507

Full Truck Alliance Co. Ltd.

6 Keji Road Huaxi District, Guiyang Guizhou 550025 People’s Republic of China +86-851-8384-2056	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China +86-25-6692-0156

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Press release: Full Truck Alliance Co. Ltd. Announces Extension of Share Repurchase Program and Declaration of Cash Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Full Truck Alliance Co. Ltd.

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chairman and Chief Executive Officer

Date: March 13, 2024

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